

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

Via E-mail
John "Robert" Thorson
Senior Vice President and Chief Financial Officer
Westamerica Bancorporation
1108 Fifth Ave.
San Rafael, CA 94901

Re: Westamerica Bancorporation
Form 10-K for Fiscal Period Ended December 31, 2012
Filed February 28, 2013
File No. 001-09383

Dear Mr. Thorson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2012

Allowance for Credit Losses, page 36

1. Please revise future filings to include the disclosures required by Item IV of Industry Guide 3 regarding the allocation of the allowance for loan losses by loan category for each of the last five years.

Financial Statements of Westamerica Bancorporation

Note 3. Investment Securities, page 60

2. We note that you have investments of over $918 million in U.S. states and political

subdivisions that comprise 164% of your shareholders' equity at December 31, 2012. Please provide us proposed revised disclosure to be included in future periodic reports that:

- disclose the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;

- disclose the nature and primary revenue sources for your special revenue bonds;

- disclose any concentrations in state, municipal and political subdivision bonds,

- disclose your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different than your internal analysis, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Note 4. Loans and Allowances for Credit Losses, page 65

3. In future filings, please revise to disaggregate the 30-89 day category in the table of loans by delinquency and nonaccrual status to include 30-59 days and 60-89 days. Absent the disaggregated disclose, it does appear possible to understand how delinquent loans are migrating in delinquency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant